

December 15, 2023

Scott W. Shockey
Chief Financial Officer
Ohio Valley Banc Corp.
420 Third Avenue
Gallipolis, OH 45631

      Re: Ohio Valley Banc Corp.
            Form 10-K for the Annual Fiscal Period Ended December 31, 2022
            File No. 000-20914

Dear Scott W. Shockey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance